UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2020

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad Oncology SA

On June 8, 2020, the shareholders of Celyad SA (the “Company”) voted to approve an amendment and restatement of the Company’s Articles of Association to change the social denomination of the Company to “Celyad Oncology SA” (the “Name Change”). The Name Change became effective on June 8, 2020. The Company subsequently filed a Restated Articles of Association (the “Restated Articles”), reflecting the Name Change with the Belgian business register, Banque-Carrefour des Enterprises.

The Name Change does not affect the rights of the Company’s shareholders. The foregoing summary of the Restated Articles does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Restated Articles, which are filed as Exhibit 3.1 to this Current Report on Form 6-K and are incorporated herein by reference.

In connection with the Name Change, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Current Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-220285) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

3.1	Articles of Association

99.1	Press release issued by the registrant on June 10, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: June 10, 2020	By:	/s/ Filippo Petti
Filippo Petti Chief Executive Officer and Financial Officer